September 14, 2018

Ms. Deborah L. O’Neal

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds Trust (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. O’Neal:

On August 31, 2018, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The proxy statement was filed to announce a special meeting of shareholders of the FinTrust Income and Opportunity Fund (formerly, the HedgeRow Income and Opportunity Fund) (the “Fund”) where shareholders are being asked to approve a new investment advisory agreement with a new investment adviser. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.	Comment: Please add the location of the special shareholders meeting to the shareholder letter.

Response: The Trust has revised the disclosure to address your comment.

2.	Comment: Please confirm that all of the information required to be included in an investment company proxy statement pursuant to Item 22 of Schedule 14A is included in the Fund’s proxy statement.

Response: The Trust confirms that all of the information required to be included in an investment company proxy statement pursuant to Item 22 of Schedule 14A is included in the Fund’s proxy statement.

3.	Comment: Please revise the last sentence of footnote 2 to the fees and expenses table under the heading “Fees and Expenses – Estimated Following the shareholder Approval of the New Advisory Agreement” as follows: “Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three years following the date on which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.95% expense limitation.

Response: The Trust respectfully disagrees with this comment with respect to the Fund. Under the operating expense limitation agreement, the adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed-upon limits is the adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

4.	Comment: With respect to paragraph No. 3 (The costs of services to be provided and profits to be realized by FinTrust from its relationship with the Fund) under the heading “Board Considerations of the New Advisory Agreement,” please clarify what is meant by the phrase “… the advisory fee was near the peer group median.” (emphasis added)

Response: The Trust has revised the disclosure to state that “the advisory fee was the same as the peer group median.” (emphasis added)

5.	Comment: Please clarify what is meant by the phrase “…was fair, reasonable and within a range of what could have been negotiated at arms-length in light of all the surrounding circumstances.” (emphasis added) in the sentence above the heading “Changes to Principal Investment Strategies and Other Changes.”

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Response: The Trust is declining to revise the disclosure in response to this comment. The Trust notes that this articulation of the Trustees’ conclusion tracks language commonly used by the courts in cases such as Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982) where such courts have articulated the standards to which boards of directors and trustees are subject when approving advisory agreements.

6.	Comment: Please include the final proxy card as an exhibit to the response letter.

Response: A copy of the final proxy card as attached hereto as Exhibit A.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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EXHIBIT A

FINAL PROXY CARD

FinTrust Income and Opportunity Fund

(formerly, HedgeRow Income and Opportunity Fund)

A series of 360 Funds

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 29, 2018

The undersigned, revoking all Proxies heretofore given, hereby appoints Ted L. Akins, and Brandon J. Byrd as Proxy of the undersigned, with full power of substitution to each, to vote on behalf of the undersigned all shares of FinTrust Income and Opportunity Fund (formerly, HedgeRow Income and Opportunity Fund) (the “Fund”), a series of 360 Funds (the “Trust”), that the undersigned is entitled to vote at the meeting of shareholders, and at any adjournment(s) thereof, to be held at 10:00 a.m., Eastern Time, on October 29, 2018, at the offices of the Trust located at 4300 Shawnee Mission Parkway, Suite 100, Fairway, KS 66205, as fully as the undersigned would be entitled to vote if personally present.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free 1-800-331-5968. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on October 29, 2018. The proxy statement for this meeting is available at: www.proxyonline.com/docs/FinTrust2018.pdf.

360 Funds

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE CAST YOUR PROXY VOTE TODAY!

PROXY CARD

1. MAIL your signed and voted proxy back in the postage paid envelope provided
2. ONLINE at proxyonline.com using your proxy control number found below
3. By PHONE when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line
4. By PHONE with a live operator when you call toll-free 1-800-331-5968 Monday through Friday 9 a.m. to 10 p.m. Eastern Time

CONTROL NUMBER

SIGN, DATE AND VOTE ON THE REVERSE SIDE

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]

PROXY VOTING OPTIONS

FinTrust Income and Opportunity Fund
     (formerly, HedgeRow Income and Opportunity Fund)

PROXY CARD

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Please sign your name exactly as it appears on this card. If you are a joint owner, any one of you may sign. When signing as executor, administrator, attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer’s office. If you are a partner, sign in the partnership name.

SIGNATURE (AND TITLE IF APPLICABLE)	DATE

SIGNATURE (IF HELD JOINTLY)	DATE

This proxy is solicited on behalf of the Fund’s Board of Trustees, and the Proposal has been unanimously approved by the Board of Trustees and recommended for approval by shareholders. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the proposal. In his or her discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: •

		FOR	AGAINST	ABSTAIN

1.	To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and FinTrust Capital Advisors, LLC	○	○	○
2.	To transact such other business as may properly come before the Special Meeting and any postponement or adjournment thereof.	○	○	○

[PROXY ID NUMBER HERE]	[BAR CODE HERE]	[CUSIP HERE]